February 4, 2025

Boon Sim
Chief Executive Officer
Artius II Acquisition Inc.
3 Columbus Circle, Suite 1609
New York, NY 10019

       Re: Artius II Acquisition Inc.
           Amendment No. 3 to
           Registration Statement on Form S-1
           Filed January 29, 2025
           File No. 333-283020
Dear Boon Sim:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 14, 2024 letter.

Amendment No. 3 to Form S-1
Cover page

1. We note disclosure on page 19 and elsewhere that if you increase or decrease the size of the offering, you will effect a share capitalization or other mechanism with respect to your Class B shares so as to maintain the ownership of founder shares by the initial shareholders, on an as-converted basis, at approximately 20% of your issued and outstanding ordinary shares upon consummation of the offering. Please discuss these provisions, which could involve the issuance of additional shares, on the cover page and in the discussions of securities that may become issuable to the sponsor in the sections entitled "Sponsor Information" on pages 10 and 109.
 February 4, 2025
Page 2

Signatures, page II-5

2. Please revise your signature page to include the signatures of the person or persons signing in the capacities of principal executive officer or officers, principal financial officer, and controller or principal accounting officer. Refer to Instruction 1 to the
       Signatures of Form S-1.
        Please contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:   Natalia Rezai, Esq.